UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           UNITY WIRELESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001*
                         (Title of Class of Securities)

                                   913347 10 0
                                 (CUSIP Number)

                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              THE TRIANGULAR TOWER
                                   45TH FLOOR
                                3 AZRIELI CENTER
                                 TEL AVIV 67023
                            ATTN: CORPORATE SECRETARY
                            TELEPHONE: 972-3-6075794
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES B SHARES"), EACH OF WHICH IS CURRENTLY CONVERTIBLE INTO 1,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SHARES"), THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED BASIS.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Israel Infinity Venture Capital (Corporate General Partner) Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Island
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,249,672 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        990,859 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,249,672 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 384,514 Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Infinity I Annex Fund (General Partner) Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            7,973,023 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        7,709,120 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,973,023 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 2,453,238 Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FBR Infinity II Venture Partners Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            11,849,249 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        11,849,249 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,849,249 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 3,645,923 Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Venture Capital Fund Management Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            50,944 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        50,944 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,944 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 50,944 Shares, but excludes notes convertible into 594,347 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,624,642 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,292,110 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,624,642 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 8,909,957 Shares, but excludes notes convertible into 1,725,152 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clalit Finance and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            82,406 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        25,356 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     82,406 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 25,356 Shares.

** Based on 123,512,961Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RDC Rafael Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            62,330 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        62,330 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,330 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 62,330 Shares, but excludes notes convertible into 727,167 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            84,756 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        84,756 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     84,756 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 84,756 Shares, but excludes notes convertible into 988,810 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ECI Telecom Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            27,907 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,907 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,907 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 27,907 Shares, but excludes notes convertible into 325,578 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd. ("DIC")
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            157,516 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        157,516 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,516 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 157,516 Shares, but excludes notes convertible into 1,837,677 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd. ("IDB Development")
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,946,531*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,613,999*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,946,531*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,098,729 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 28,946,531 Shares include, among others, 54,938 Shares (the "CIEH Shares") beneficially owned by a wholly owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,946,531*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,613,999*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,946,531*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,088,164 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 28,946,531 Shares include, among others, the CIEH Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,946,531*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,613,999*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,946,531*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,088,164 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 28,946,531 Shares include, among others, the CIEH Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,946,531*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,613,999*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,946,531*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,088,164 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 28,946,531 Shares include, among others, the CIEH Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,946,531*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,613,999*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,946,531*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,088,164 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 28,946,531 Shares include, among others, the CIEH Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            28,946,531*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,613,999*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,946,531*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,088,164 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 28,946,531 Shares include, among others, the CIEH Shares.

** Based on 123,512,961 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

     This Schedule 13D is being filed with the Securities and Exchange Commission ("SEC") on behalf of the Reporting Persons (as defined below). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the shares of Common Stock, par value $0.001 per share (the "Shares"), of Unity Wireless Corporation (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 7438 Fraser Park Drive, Burnaby, BC Canada V5J 5B9 14.

     As some of the securities beneficially owned by the Reporting Persons are Series B Convertible Non-redeemable Preferred Shares, par value $0.001 per share, of the Issuer (the "Series B Shares"), each of which is currently convertible into 1,000 Shares, the information in this statement is provided on an as converted basis, unless otherwise indicated.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c), (f) The following are the names of the reporting persons (the "Reporting Persons"), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

     (1) Israel Infinity Venture Capital (Corporate General Partner) Ltd. is a Cayman Island company ("Infinity I GP"), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The principal business of Infinity I GP is acting as the sole general partner of Israel Infinity Venture Capital Partners LP, a Cayman Island exempt limited partnership ("Infinity I LP"). Infinity I LP is acting as the sole general partner of Israel Infinity Venture Capital Fund (Israel) LP, Israel Infinity Venture Capital Fund (Delaware) LP, Israel Infinity Venture Capital Fund (Cayman
I) LP, and Israel Infinity Venture Capital Fund (Cayman II) LP (together, the "Infinity I Funds") which are venture capital funds that invest primarily in securities of Israeli and Israel-related technology companies, including the Shares. By reason of Infinity I GP being the general partner of Infinity I LP, it is deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by the Infinity I Funds.

     (2) Infinity I Annex Fund (General Partner) Ltd. is an Israeli company ("Infinity Annex GP"), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The principal business of Infinity Annex GP is acting as the sole general partner of Infinity I Annex Fund LP (the "Infinity Annex Fund"), a venture capital fund that invests primarily in securities of Israeli and Israel-related technology companies, including the Shares. By reason of Infinity Annex GP being the general partner of the Infinity Annex Fund, it is the beneficial owner of the Shares owned directly by the Infinity Annex Fund.

     (3) FBR Infinity II Venture Partners Ltd. is a Bermuda company ("Infinity II GP"), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The principal business of Infinity II GP is acting as the sole general partner of FBR Infinity II Partners LP, a Bermuda exempt limited partnership ("Infinity II LP"). Infinity II LP is acting as the sole general partner of FBR Infinity II Ventures (Israel) LP, FBR Infinity II Ventures LP and FBR Infinity II Ventures (Erisa) LP (together, the "Infinity II Funds" and collectively with the Infinity I Funds and the Infinity Annex Fund, the "Infinity Funds"), which are venture capital funds that invest primarily in securities of Israeli and Israel-related technology companies, including the Shares. By reason of Infinity II GP being the general partner of Infinity II LP, it is deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by the Infinity II Funds.

     (4) Clal Venture Capital Fund Management Ltd. is an Israeli company ("CVCM"), with its principal office at the Triangular Tower, 45th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The principal business of CVCM is acting as the sole general partner of Clal Venture Capital Fund L.P. ("CVC"), an Israeli limited partnership which invests in securities of various companies, including the Shares. Consequently, CVCM is the beneficial owner of the Shares owned directly by CVC.

     (5) Clal Industries and Investments Ltd. is an Israeli public company ("Clal Industries"), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. Clal Industries owns the Shares directly and through its wholly owned subsidiary, Clal Electronics Industries Ltd. ("Clal Electronics"), an Israeli private company.

          Clal Industries owns (directly and through Clal Electronics) 66.6% of CVCM, with the balance owned by Clalit Finance (as defined below). By reason of Clal Industries' control of CVCM, it may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by CVCM.

          Clal Industries and Koor (as defined below) beneficially own approximately 13.2% and 28.7% of the outstanding ordinary shares of ECI (as defined below), respectively, and have entered into an agreement regarding, among other things, the voting of their ECI shares. By reason of Clal Industries's interest in ECI, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares directly owned by ECI.

          In addition, Clal Industries (i) owns a 48.0% interest in, and has the power to appoint half of the directors of, Infinity I GP, (ii) owns a 30.0% interest in, and has the power to appoint one of three directors of, Infinity II GP and (iii) has a representative on each of the investment committees of the Infinity Funds. Consequently, Clal Industries may also be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by the Infinity Funds, as more fully described in Item 5.

     (6) Clalit Finance and Investments Ltd. is an Israeli company ("Clalit Finance"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clalit Finance owns the Shares directly.

     (7) RDC Rafael Development Corporation Ltd. is an Israeli company ("RDC"), with its principal office at Building 7b, Industrial Area, Yoqneam 20692, Israel. RDC is engaged in the establishment and development of technology companies for the commercial non-military application of technologies developed by Rafael Armament Development Authority Ltd. RDC owns the Shares directly. DEP Technology Holdings Ltd., an Israeli company ("DEP") and a wholly owned subsidiary of Elron (as defined below), holds 50.1% of the voting power of RDC.

     (8) Elron Electronic Industries Ltd. is an Israeli public company ("Elron"), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of medical devices, information and communications technology, clean technology and semiconductors. The outstanding shares of Elron are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. DIC (as defined below) beneficially owns approximately 48.8% of the outstanding shares of Elron. By reason of Elron's interest in DEP which in turns holds 50.1% of the voting power of RDC, Elron may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned by RDC.

     (9) ECI Telecom Ltd. is an Israeli public company ("ECI"), with its principal office at 30 Hasivim Street, Petah Tikva 49133, Israel. ECI is a global provider of advanced telecommunications solutions to leading carriers and service providers. The outstanding shares of ECI are traded on NASDAQ Global Market. ECI owns the Shares directly.

     (10) Discount Investment Corporation Ltd. is an Israeli public company ("DIC"), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange.

          DIC owns the Shares directly and by reason of its ownership interest in Elron, may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Elron. In addition, DIC and IDB Development (as defined below) beneficially own approximately 36.2% and 9.9% of the outstanding ordinary shares of Koor Industries Ltd., an Israeli public company ("Koor"), respectively. Koor and Clal Industries beneficially own approximately 28.7% and 13.2% of the outstanding ordinary shares of ECI, respectively. By reason of DIC's interest in ECI (through
     Koor), DIC may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares directly owned by ECI. See Item 5.

     (11) IDB Development Corporation Ltd. is an Israeli public company ("IDB Development"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange.

          IDB Development owns the Shares directly and through its wholly owned subsidiary, Clalit Finance. In addition, IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries and DIC. By reason of IDB Development's control of Clal Industries and DIC, IDB Development may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Clal Industries and DIC.

     (12) IDB Holding Corporation Ltd. is an Israeli public company ("IDB Holding"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange.

          IDB Holding owns the majority of the outstanding shares of, and controls, IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Development.

The following persons may, by reason of their interest in and relationships among them with respect to IDB Holding, be deemed to control both IDB Holding and IDB Development.

     (13) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

     (14) Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv, Israel. Her present principal occupation is director of companies.

     (15) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel. Her present principal occupation is director of companies.

     (16) Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, as of November 22, 2006, approximately 49.4% of the outstanding shares of IDB Holding (of which, approximately 11.7% of the outstanding shares of IDB Holding are held directly and approximately 37.7% of the outstanding shares of IDB Holding are held through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 7.23% of the outstanding shares of IDB Holding.

     Nochi Dankner and Shelly Bergman entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of Ganden Holdings, and first refusal and tag along rights available to each one of them in connection with sales of shares of Ganden Holdings owned by the other. Nochi Dankner is the Chairman of the Boards of Directors of IDB Holding and IDB Development.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company which owns, as of November 22, 2006, approximately 10.37% of the outstanding shares of IDB Holding (of which, approximately 0.03% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Manor Investments - IDB Ltd. ("Manor"), a private Israeli company which is controlled by Manor Holdings). Manor also holds directly approximately 0.32% of the outstanding shares of IDB Development. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development.

     Avraham Livnat controls Avraham Livnat Ltd., a private Israeli company, which owns, as of November 22, 2006, approximately 10.38% of the outstanding shares of IDB Holding (of which, approximately 0.04% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company, which is a wholly owned subsidiary of Avraham Livnat Ltd.). Zvi Livnat, a son of Avraham Livnat, is a director of IDB Holding and IDB Development and Shay Livnat, a son of Avraham Livnat, is a director of IDB Development.

     Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 19, 2003 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding (Ganden - 31.02%; Manor - 10.34%; Livant - 10.34%), for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. Any holdings of said entities in IDB Holding in excess of said 51.7% of the issued share capital and voting rights of IDB Holding (as well as the direct holdings of Ganden Holdings, Manor Holdings, Avraham Livnat Ltd. and Shelly Bergman's wholly owned company in IDB Holding) are not subject to IDB Shareholders Agreement. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Holding.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers (or managing partners, as applicable) of Infinity I GP, Infinity Annex GP and Infinity II GP are set forth in SCHEDULE A attached hereto, and incorporated herein by reference.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of CVCM, Clal Industries, Clalit Finance, RDC, Elron, ECI, DIC, IDB Development and IDB Holding are set forth in SCHEDULES B THROUGH J attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A through J to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A through J to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares beneficially owned by the Reporting Persons were received from the Issuer as a result of the transactions described in Item 4 below, which is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     AVANTRY. CVCM, Clal Industries, RDC, Elron, ECI and DIC owned (directly or indirectly) a portion of the outstanding shares of Avantry Ltd., a private company incorporated in Israel ("Avantry"), which was engaged in the development of optical access broadband wireless communications solutions.

     Effective February 15, 2006, the Issuer entered into a Merger Agreement, dated February 7, 2006 (as amended, the "Avantry Agreement"), with Avantry, for the merger of Avantry into a wholly owned subsidiary of the Issuer. Under the Avantry Agreement, at the closing, which occurred on June 8, 2006, the Issuer issued to the shareholders of Avantry (i) convertible promissory notes (the "Notes") in the aggregate principal amount of $1,750,000 and (ii) warrants, exercisable until June 8, 2009, to purchase an aggregate of 600,000 Shares at an exercise price of $0.40 per Share, subject to adjustments (the "Avantry Warrants").

     The Notes, which mature on June 12, 2007, have a conversion price of $0.25 per Share, subject to adjustments. Under the terms of the Notes, the Issuer is not required to make payments to the holders of Notes for as long as such payment is prohibited under the terms of an agreement between the Issuer and Bank HaPoalim, dated June 8, 2006 (the "Bank Agreement"). Pursuant to the Bank Agreement, the Notes beneficially held by the Reporting Persons are currently convertible into Shares only with the consent of the bank until the earlier of
(i) the maturity date of the loan borrowed by the Issuer from the bank and (ii) the date on which the loan is repaid by the Issuer.

     The Issuer also guaranteed certain liabilities of Avantry at the closing and undertook to file a registration statement to cover the resale of the Shares issuable upon exercise of the Avantry Warrants. Certain shareholders of Avantry have also executed a letter (the "Avantry Letter") whereby, among other things, each of such shareholders agreed to vote in favor of the Avantry Agreement and made certain representations and warranties to the Issuer regarding itself only and each such shareholder agreed to indemnify the Issuer for any breach by it of any representations, warranties and covenants appearing in the Avantry Letter, but the Issuer can look only to the consideration paid by it to such shareholders to recover on these obligations.

THE FOREGOING DESCRIPTION OF THE AVANTRY AGREEMENT, THE AMENDMENT TO THE AVANTRY AGREEMENT, THE NOTES, THE AVANTRY WARRANTS AND THE AVANTRY LETTER DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THESE DOCUMENTS FILED AS EXHIBITS HERETO (SEE
ITEM 7), WHICH ARE INCORPORATED HEREIN BY REFERENCE.

     CELLETRA. The Infinity Funds as well as Clal Industries, Clalit Finance, and IDB Development owned (directly or indirectly) a portion of the outstanding shares of Celletra Ltd., a private company incorporated in Israel ("Celletra"), a provider of coverage and capacity enhancement solutions for wireless communications networks.

     Effective July 17, 2006, the Issuer entered into a Purchase Agreement, dated July 17, 2006 (the "Celletra Agreement") with Celletra and shareholders of Celletra for the purchase of Celletra by the Issuer such that, as a result of the purchase, Celletra will become a wholly owned subsidiary of the Issuer. Under the Celletra Agreement, at the closing, which occurred on August 17, 2006, the Issuer issued to the shareholders of Celletra (i) 90,000 Series B Shares, which are currently convertible into 90,000,000 Shares (following the effectiveness of a certificate of amendment to the Certificate of Incorporation of the Issuer that occurred on November 24, 2006); and (ii) warrants, exercisable until August 17, 2009, to purchase an aggregate of 40,000,000 Shares (the "Celletra Warrants") at exercise prices ranging from $0.20 to $0.30 per Share (one quarter at an exercise price of $0.20; one quarter at an exercise price of $0.22; one quarter at an exercise price of $0.27; and one quarter at an exercise price of $0.30), subject to adjustments.

     Under the Certificate of Designation of the Series B Shares, the Series B Shares have a preference on liquidation of $0.16 per Share on an as converted basis, and are otherwise substantially equivalent to the Shares.

     As part of the transaction, each of the shareholders has executed a letter (the "Celletra Letter") whereby, among other things, they agreed to (1) indemnify the Issuer against misrepresentations and breaches of warranty, but the Issuer can look only to 10% of the merger consideration received by such shareholder to recover on these obligations and (2) the lock-up of the Series B Shares (excluding Shares underlying the Celletra Warrants) as provided in
Section 6 of the Celletra Agreement, which generally provides that the holders of the Series B Shares may not dispose of the shares (including Shares resulting from conversion of the Series B Shares) at all until twelve months following the closing and, thereafter, up to one twelfth (1/12) equal portions until all the balance is released from the lock-up within 24 months following the closing.

     Under Section 8 of the Celletra Agreement, the Issuer also granted the selling shareholders registration rights, whereby, at any time as of the end of 16th month from the closing and until the end of four years from the closing, the selling shareholders holding at least a majority of the Shares shall have the right to require the Issuer to file a registration statement with the SEC for the registration for sale of the Shares, except that such registration statement is not required to be filed before April 30, 2008.

     Under Section 8 of the Celletra Agreement, (a) as of the closing, the holders of the Series B Shares, as a separate class, are entitled to appoint three persons to the Board of Directors of the Issuer, to be designated by the Star Entities (as defined in the Celletra Agreement), Valley Venture Capital LP and/or any of its affiliates, and the Infinity Entities (as defined below) (the "Designating Sellers"), (b) at the next annual general meeting of the stockholders of the Issuer following the closing, the holders of the Series B Shares, as a separate class, are entitled to elect three persons to the Board of Directors of the Issuer, to be nominated by the Designating Sellers, and (c) as of the next annual general meeting of the stockholders of the Issuer after the next annual general meeting of the stockholders of the Issuer following the closing, the holders of the Series B Shares, as a separate class, are entitled to elect two persons to the Board of Directors of the Issuer, to be nominated by the Designating Sellers. The Designating Sellers designated Ran Shahor, Amir Gal-Or and David Goldschmidt as the persons to be appointed as directors on the closing. For purposes of the Celletra Agreement, the term "Infinity Entities" is defined to include the Infinity Funds (as defined in Item 2 of this Statement) as well as Clal Industries and its wholly owned subsidiary, Clal Electronics and/or any of their affiliates. Amir Gal-Or is a managing partner in Infinity II GP and a partner in Infinity Annex GP and Infinity I GP (see Schedule A hereto).

THE FOREGOING DESCRIPTION OF THE CELLETRA AGREEMENT, THE CELLETRA WARRANTS, THE CERTIFICATE OF DESIGNATION OF THE SERIES B SHARES AND THE CELLETRA LETTER DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THESE DOCUMENTS FILED AS EXHIBITS HERETO (SEE
ITEM 7), WHICH ARE INCORPORATED HEREIN BY REFERENCE.

     PURPOSES OF THE REPORTING PERSONS. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. In particular, Infinity II GP (through the Infinity II Funds) plans to acquire additional securities of the Issuer in its next investment round. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws (including the lock-up under the Celletra Agreement). Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the persons named in Schedules A through J hereto may purchase or dispose of Shares on their own account from time to time, subject to applicable laws.

     Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A through J hereto, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Percentages are based on 123,512,961 Shares outstanding (on an as converted basis), consisting of 94,566,430 Shares outstanding as of October 31, 2006, as reported in the Issuer's FORM 10-QSBfiled with the SEC on November 15, 2006, and the 28,946,531 Shares (on an as converted basis) beneficially owned by the Reporting Persons (in the aggregate).

As of November 24, 2006:

     (1) Infinity I GP is the beneficial owner of 1,249,672 Shares (including Celletra Warrants exercisable into 384,514 Shares) owned by the Infinity I Funds, representing approximately 1.01% of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (2) Infinity Annex GP is the beneficial owner of 7,973,023 Shares (including Celletra Warrants exercisable into 2,453,238 Shares) owned by the Infinity Annex Fund, representing approximately 6.45% of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (3) Infinity II GP is the beneficial owner of 11,849,249 Shares (including Celletra Warrants exercisable into 3,645,923 Shares) owned by the Infinity II Funds, representing approximately 9.59% of the Shares outstanding (on an as converted basis).

By reason of the relationships among Infinity I LP, Infinity I GP, Infinity Annex GP, Infinity II LP and Infinity II GP (together, the "Infinity Group"), demonstrated by (1) the overlapping directors and partners of the Infinity Funds and (2) their agreement in connection with the designation of directors to the Board of Directors of the Issuer as described in Item 4 above, they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Consequently, the Infinity Group may be deemed to be the beneficial owners, and to share the power to vote and dispose of, 21,071,944 Shares owned in the aggregate by the Infinity Funds (as described in clauses (1) through (3) above) (the "Infinity Shares"), representing approximately 17.06% of the Shares outstanding (on an as converted basis). Each of these Reporting Persons disclaims the existence of such Infinity Group and disclaims beneficial ownership of all of the Shares, other than those reported hereinabove as being beneficially owned by such Reporting Person.

     (4) CVCM is the beneficial owner, and shares with Clal Industries the power to vote and dispose of, 50,944 Shares (including Avantry Warrants exercisable into 50,944 Shares) owned by CVC, representing approximately 0.04% of the Shares outstanding (on an as converted basis).

     (5) Clal Industries is the beneficial owner, and shares with ECI and CVCM the power to vote and dispose of, 8,357,924 Shares and the power to vote 7,548,107 (including Celletra Warrants exercisable into 2,278,412 Shares and Avantry Warrants exercisable into 147,870 Shares) owned in the aggregate by Clal Industries (including its wholly owned subsidiary, Clal Electronics), ECI and CVC, representing approximately 6.76% of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the ECI Shares.

By reason of the interests of Clal Industries in the Infinity Funds as described in Item 2 above and the agreement in connection with the designation of directors to the Board of Directors of the Issuer as described in Item 4 above, it may be deemed to control the Infinity Group. Consequently, Clal Industries may be deemed to be the beneficial owner, and to share with CVCM and the Infinity Group the power to dispose of 28,624,642 Shares and the power to vote 27,292,110 Shares owned in the aggregate by Clal Industries, Clal Electronics, ECI, CVC and the Infinity Funds, representing approximately 23.18% and 22.10%, as applicable, of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power. Clal Industries disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act and disclaims beneficial ownership of the Infinity Shares.

     (6) Clalit Finance is the beneficial owner, and shares with IDB Development the power to vote 82,406 Shares and the power to dispose of 25,368 Shares (including Celletra Warrants exercisable into 25,356 Shares) owned by Clalit Finance, representing approximately 0.07% of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (7) RDC is the beneficial owner, and shares with Elron and DIC the power to vote and dispose, of the 62,330 Shares (including Avantry Warrants exercisable into 62,330 Shares) owned by RDC, representing approximately 0.06% of the Shares outstanding (on an as converted basis).

     (8) Elron is the beneficial owner, and shares with RDC and DIC the power to vote and dispose, of the 84,756 Shares (including Avantry Warrants exercisable into 84,756 Shares) owned in the aggregate by Elron and RDC, representing approximately 0.07% of the Shares outstanding (on an as converted basis).

     (9) ECI is the beneficial owner, and may be deemed to share with DIC and Clal Industries the power to vote and dispose, of the 27,907 Shares (including Avantry Warrants exercisable into 27,907 Shares) owned by ECI (the "ECI Shares"), representing approximately 0.02% of the Shares outstanding (on an as converted basis).

     (10) DIC is the beneficial owner, and may be deemed to share with Elron and ECI the power to vote and dispose of, 157,516 Shares (including Avantry Warrants exercisable into 157,516 Shares) owned in the aggregate by DIC and beneficially owned by Elron and ECI, representing approximately 0.13% of the Shares outstanding (on an as converted basis). DIC disclaims beneficial ownership of the ECI Shares.

     (11) IDB Development is the beneficial owner, and may be deemed to share with DIC and Clal Industries the power to vote and dispose of, 28,891,593 Shares owned in the aggregate by IDB Development (including its wholly owned subsidiary, Clalit Finance) and beneficially owned by DIC and Clal Industries (including the Infinity Shares), representing approximately 23.39% of the Shares outstanding (on an as converted basis). IDB Development may also be deemed to share the power to vote and dispose of the 54,938 Shares (including Celletra Warrants exercisable into 16,904 Shares) held by Clal Insurance Enterprises Holdings Ltd. and its wholly owned subsidiary (the "CIEH Shares"), for a total of 28,946,531 Shares (including Celletra Warrants exercisable into 8,821,250 Shares and Avantry Warrants exercisable into 277,479 Shares) in the aggregate, representing approximately 23.44% of the Shares outstanding (on an as converted basis). IDB Development disclaims beneficial ownership of the ECI Shares and the Infinity Shares. The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (12) IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 28,946,531 Shares beneficially owned by IDB Development, representing approximately 23.44% of the Shares outstanding (on an as converted basis). IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of the ECI Shares and Infinity Shares. The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     Information provided to the Reporting Person indicates that the persons named in Schedules A through J hereto did not beneficially own as of November 24, 2006 any Shares, except as set forth above.

(c) The Reporting Persons have not effected any transactions in the Shares in the past 60 days, except as set forth above.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except as described under Item 4 above, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Schedule A:    Name, citizenship, residence or business address and present principal occupation of the directors and executive officers
                    (or managing partners, as applicable) of Infinity I GP, Infinity Annex GP and Infinity II GP

     Schedules      Name, citizenship, residence or business address and present
     B through J:   principal occupation of the directors and executive officers of CVCM, Clal Industries, Clalit Finance, RDC, Elron, ECI,
                    DIC, IDB Development and IDB Holding

     Exhibit 1      Joint Filing Agreement

     Exhibit 2      Avantry Agreement (1)

     Exhibit 3      The Amendment to the Avantry Agreement (2)

     Exhibit 4      Form of Note (3)

     Exhibit 5      Form of Avantry Warrant (4)

     Exhibit 6      Form of Avantry Letter (5)

     Exhibit 7      Celletra Agreement (6)

     Exhibit 8      Certificate of Designation of the Series B Shares (7)

     Exhibit 5      Form of Celletra Warrant (8)

     Exhibit 6      Form of Celletra Letter (9)

     (1) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on February 17, 2006, and incorporated herein by reference.

     (2) Filed as Exhibit 2.2 to the Issuer's report on Form 8-K filed with the SEC on June 14, 2006, and incorporated herein by reference.

     (3) Filed as Exhibit 4.1 to the Issuer's report on Form 8-K filed with the SEC on June 14, 2006, and incorporated herein by reference.

     (4) Filed as Exhibit 4.2 to the Issuer's report on Form 8-K filed with the SEC on June 14, 2006, and incorporated herein by reference.

     (5) Filed as Exhibit 2.2 to the Issuer's report on Form 8-K filed with the SEC on February 17, 2006, and incorporated herein by reference.

     (6) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (7) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (8) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (9) Filed as Exhibit 2.2 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2006


            Israel Infinity Venture Capital (Corporate General Partner) Ltd. Infinity I Annex Fund (General Partner) Ltd.
            FBR Infinity II Venture Partners Ltd.
            Clal Venture Capital Fund Management Ltd.
            Clal Industries and Investments Ltd.
            Clalit Finance and Investments Ltd.
            RDC Rafael Development Corporation Ltd.
            Elron Electronic Industries Ltd.
            ECI Telecom Ltd.
            Discount Investment Corporation Ltd.
            IDB Development Corporation Ltd.
            IDB Holding Corporation Ltd.
            Mr. Nochi Dankner
            Mrs. Shelly Bergman
            Mrs. Ruth Manor
            Mr. Avraham Livnat

            BY: CLAL INDUSTRIES AND INVESTMENTS LTD.

            BY: /s/ Boaz Simons, /s/ Guy Rosen
            ----------------------------------
            Boaz Simons and Guy Rosen, authorized signatories of Clal Industries and Investments Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement annexed hereto as
            Exhibit 1.

Schedule A

                        Directors and Executive Officers
                                       of
        Israel Infinity Venture Capital (Corporate General Partner) Ltd.
                            (as of November 24, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
----------------------------------------------- --------------------- ----------------------------------------------------
Marshall Butler                                 Director and          Venture Capitalist
900 Third Avenue; 33rd Fl                       Managing Partner
New York, NY 10022-4775
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Dr. Kenneth Rind                                Director and          Investor
80 Columbus Circle,                             Managing Partner
NY, NY 10023
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Guy Rosen                                       Director              Vice President of Clal Industries and Investments
3 Azrieli Center, The Triangular Tower, 45th                          Ltd.
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Amir Gal-Or                                     Partner               Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Ariel Poppel                                    Chief Financial       Chief Financial Officer of Infinity Venture
3 Azrieli Center, The Triangular Tower, 42nd    Officer               Capital
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------

                        Directors and Executive Officers
                                       of
                  Infinity I Annex Fund (General Partner) Ltd.
                            (as of November 14, 2006)

Citizenship is the same as country of address, unless otherwise noted.

----------------------------------------------- --------------------- ----------------------------------------------------
NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
----------------------------------------------- --------------------- ----------------------------------------------------
Marshall Butler                                 Director and          Venture Capitalist
900 Third Avenue; 33rd Fl                       Managing Partner
New York, NY 10022-4775
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Dr. Kenneth Rind                                Director and          Investor
80 Columbus Circle,                             Managing Partner
NY, NY 10023
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Amir Gal-Or                                     Partner               Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Ariel Poppel                                    Chief Financial       Chief Financial Officer of Infinity Venture
3 Azrieli Center, The Triangular Tower, 42nd    Officer               Capital
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------

                        Directors and Executive Officers
                                       of
                     FBR Infinity II Venture Partners, Ltd.
                            (as of November 14, 2006)

Citizenship is the same as country of address, unless otherwise noted.

----------------------------------------------- --------------------- ----------------------------------------------------
NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
----------------------------------------------- --------------------- ----------------------------------------------------
Amir Gal-Or                                     Director and          Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd    Managing Partner
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Edward Wheeler                                  Director              President & COO of FBR Investment Management
612 Innsbruck Ave.
Great Falls, VA 22066
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Guy Rosen                                       Director              Vice President of Clal Industries and Investments
3 Azrieli Center, The Triangular Tower, 45th                          Ltd.
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Avishai Silvershatz                             Managing Partner      Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Ariel Poppel                                    Chief Financial       Chief Financial Officer of Infinity Venture
3 Azrieli Center, The Triangular Tower, 42nd    Officer               Capital
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------

Schedule B

                        Directors and Executive Officers
                                       of
                    Clal Venture Capital Fund Management Ltd.
                            (as of November 24, 2006)

Citizenship is same as country of address, unless otherwise noted.

Executive Officers: None.

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------
Gil Milner,                                   Director                          Comptroller of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Gonen Bieber,***                              Director                          Financial Manager of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Schedule C

                        Directors and Executive Officers
                                       of
                      Clal Industries and Investments Ltd.
                            (as of November 24, 2006)

Citizenship is same as country of address, unless otherwise noted.

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------
Nochi Dankner                                 Chairman of the Board of          Chairman and Chief Executive Officer of IDB
3 Azrieli Center, the Triangular Tower 44th   Directors and Co-Chief            Holdings; Chairman of IDB Development Clal
floor, Tel Aviv 67023, Israel                 Executive.                        Industries and Investments Ltd and  DIC;
                                                                                director of Companies.

Zehava Dankner                                Director                          Member of the executive committee of the
64 Pinkas St., Tel Aviv 62157, Israel                                           Beautiful Israel Council.

Avi Fischer                                   Director                          Executive Vice President of IDB Holdings;
3 Azrieli Center, the Triangular Tower 45th                                     Deputy  Chairman of IDB Development;
floor, Tel Aviv 67023, Israel                                                   Co-Chief Executive Officer of Clal
                                                                                Industries and Investments Ltd.

Refael Bisker                                 Director                          Chairman of Property and Building
3 Azrieli Center, the Triangular Tower 44th                                     Corporation Ltd.
floor, Tel Aviv 67023, Israel

Marc Schimmel*                                Director                          Director of UKI Investments
54-56 Euston St., London NW1  U.K.

Yecheskel Dovrat                              Director                          Economic consultant and director of
1 Nachshon St., Ramat Hasharon, Israel.                                         companies.

Eliahu Cohen                                  Director                          Chief Executive Officer of IDB Development.
3 Azrieli Center, the Triangular Tower 44th
floor, Tel Aviv 67023, Israel

Shay Livnat                                   Director                          President of Zoe Holdings Ltd.
31st HaLechi St., Bnei Brak 51200, Israel

David Leviatan                                Director                          Director of Companies.
18 Mendele St., Herzeliya, Israel

Alicia Rotbard                                External Director                 Chief Executive Officer of Doors
6 Rosenblum St.                                                                 Information Systems Inc.
#6101 Sea&Sun, Tel Aviv, Israel

Nachum Langental                              External Director                 Director of companies
3 Jabotinski St., Ramat Gan, Israel

**Isaac Manor                                 Director                          Chairman of companies in the motor vehicle
Director                                                                        sector of the David Lubinski Ltd. Group.
26 Hagderot St., Savion

**Dori Manor                                  Director                          Chairman of companies in the motor vehicle
18 Hareches St., Savion                                                         sector of the David Lubinski Ltd. Group.

Adiel Rosenfeld                               Director                          Representative in Israel of Aktiva group.
42 Ha'Alon St., Timrat 23840, Israel

Zvi Livnat,                                   Co-Chief Executive                Co-Chief Executive of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Nitsa Einan,                                  Vice President and General        General Counsel of Clal Indistries and
3 Azrieli Center, the Triangular Tower 45th   Counsel.                          Investments Ltd.
floor, Tel Aviv 67023, Israel

Gil Milner,                                   Vice President and Comptroller.   Comptroller of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Gonen Bieber,***                              Vice President and Financial      Financial Manager of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th   Manager.                          Investments Ltd.
floor, Tel Aviv 67023, Israel

Guy Rosen,                                    Vice President                    Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Boaz Simons,                                  Vice President                    Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

*    British Citizenship
**   Israeli and French Citizenship

Schedule D

                        Directors and Executive Officers
                                       of
                       Clalit Finance and Investments Ltd.
                            (as of November 24, 2006)

Executive Officers: None

NAME & ADDRESS                                POSITION                 CURRENT PRINCIPAL OCCUPATION
--------------                                --------                 ----------------------------
Haim Tabouch                                  Director                 Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower,                                Development; Comptroller of IDB Holding
45th floor, Tel-Aviv 672023, Israel

Schedule E

                        Directors and Executive Officers
                                       of
                     RDC Rafael Development Corporation Ltd.
                            (as of November 24, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Ami Erel                                        Chairman of the       President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Avishai Friedman                                Director              Chief Executive Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam
20600, Israel

David Vaish                                     Director              Vice President for Finance & Chief Financial
Rafael, Haifa, Israel                                                 Officer of Rafael Armament Development Authority
                                                                      Ltd.

Yedidya Yaari                                   Director              President & Chief Executive Officer of Rafael
Rafael, Haifa, Israel                                                 Armament Development Authority Ltd.

Doron Birger                                    Director              President & Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Director              Vice President of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Luva Drori                                      Director              Corporate Vice President, Business Development &
Rafael, Haifa, Israel                                                 Marketing of Rafael Armament Development
                                                                      Authority Ltd.

Jacob (Kobi) Ironi                              Director              Director, Subsidiary Companies of Rafael Armament
Rafael, Haifa, Israel                                                 Development Authority Ltd.

Ofir Gomeh                                      Chief Financial       Chief Financial Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam    Officer
20600, Israel

Schedule F

                        Directors and Executive Officers
                                       of
                        Elron Electronic Industries Ltd.
                            (as of November 24, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Ami Erel                                        Chairman of the       President & Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Certified Public Accountant
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Mr. Ari Bronshtein                              Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Professor Daniel Sipper                         External Director     Professor - Department of Engineering, Tel Aviv
3 Kadesh Barnea Street, Apt. 39                                       University
Tel Aviv 69986, Israel

Amos Shapira                                    Director              President & Chief Executive Officer of Cellcom
10 Hagavish Street                                                    Israel Ltd.
Netanya
42140

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

Schedule G

                        Directors and Executive Officers
                                       of
                                ECI Telecom Ltd.
                            (as of November 14, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Micha Anghel                                    External Director     Director, Partner Communications Co. Ltd.,
4 Efter Street,                                                       PowerDsine Ltd., Scopus Video Networks Ltd. and
Tel-Aviv 69362, ISRAEL                                                Syneron Medical Ltd.; Chairman of the Board, Tel-
                                                                      Aviv University Executive Program

Raanan Cohen                                    Director              Chief Executive Officer of Koor Industries Ltd.;
Koor Industries Ltd.                                                  Vice President of Discount Investment Corporation
3 Azrieli Center,                                                     Ltd.
The Triangular Tower, 44th floor,
Tel-Aviv 67023, ISRAEL

Eyal Desheh                                     Director              Executive Vice President and Chief Financial
Checkpoint Software Technologies Ltd.                                 Officer, Checkpoint Software Technologies Ltd.
3a' Jabotinsky Street, 24th floor
Ramat-Gan 52520, ISRAEL

Shlomo Dovrat                                   Chairman of the       Chairman of the Board of ECI; Founder and General
Carmel Ventures Software Fund                   Board                 Partner, Carmel Software Funds and Carmel
Delta House                                                           Ventures L.P.
16 Abba Eban Ave., 1st floor
Herzliya 46725, ISRAEL

Yochi Dvir                                      External Director     Director, Menorah Insurance Company Ltd.
15 Amirim Street                                                      (Chairman Audit and Investment Committees),
Tel-Aviv, ISRAEL                                                      Strauss-Elite Ltd. (Chairman Financial, Audit and
                                                                      Remuneration Committees), Israel Corporation Ltd.
                                                                      (Chairman Audit Committee), Trendline Busienss
                                                                      Information & Communications Ltd. (Chairman Audit
                                                                      Committee); Private Business Consultant; Va'Ad
                                                                      Hapoel Haifa University (Chairman Investment
                                                                      Committee)

Craig Ehrlich                                   Director              Chairman, GSM Association
Asia Pacific Center
8 Wyndham Street, Room 701
Central Hong Kong SAR
CHINA (CITIZENSHIP - USA)

Avi Fischer                                     Director              Executive Vice President of IDB Holding
3 Azrieli Center,                                                     Corporation Ltd.; Deputy Chairman, IDB
The Triangular Tower, 45th floor,                                     Development Corporation Ltd.; Co-Chief Executive
Tel-Aviv 67023, ISRAEL                                                Officer, Clal Industries and Investments Ltd.

Colin Green                                     Director              Former Group Commercial Director and Secretary,
9 St. Leonard's Road                                                  British Telecommunications plc.
Surbiton, Surrey KT6 4DE
UNITED KINGDOM

Doron Inbar                                     Director              Former President and Chief Executive Officer, ECI
24 Nachshon Street                                                    Telecom Ltd.
Ramat HaSharon 47301, ISRAEL

Jonathan Kolber                                 Director              Chairman of the Board, Koor Industries Ltd.
Koor Industries Ltd.
3 Azrieli Center
Triangular Tower
Tel-Aviv 67023, ISRAEL

Niel Ransom                                     Director              Former Chief Technology Officer, Alcatel
Ransomshire Associates, Inc.
400 Wellspring Farms Lane
Rolesville NC 27571
U.S.A.

Casimir Skrzypczak                              Director              Former Senior Vice President - Customer Advocacy
90 Oxford Road                                                        at Cisco Systems, Inc.
Rockville Center
New York 11570
U.S.A.

Gerd Tenzer                                     Director              Former Deputy Chairman of the Board of
Lindenweg 8                                                           Management, Deutsche Telekom AG
D53545 Linz am Rhein
GERMANY

Giora Bitan                                     Executive Vice        Executive Vice President and Chief Financial
ECI Telecom Ltd.                                President and Chief   Officer, ECI Telecom Ltd.
30 HaSivim Street                               Financial Officer
Petach Tikva 49517
ISRAEL

Avi Cohen                                       Executive Vice        Executive Vice President and Chief Operating
ECI Telecom Ltd.                                President and Chief   Officer, ECI Telecom Ltd.
30 HaSivim Street                               Operating Officer
Petach Tikva 49517
ISRAEL

Danny Eisner                                    Executive Vice        Executive Vice President and General Manager,
ECI Telecom Ltd.                                President and         Broad Band Access Division, ECI Telecom Ltd.
30 HaSivim Street                               General Manager,
Petach Tikva 49517                              Broad Band Access
ISRAEL                                          Division

Ido Gur                                         Executive Vice        Executive Vice President, Global Sales and
ECI Telecom Ltd.                                President, Global     Marketing, ECI Telecom Ltd.
30 HaSivim Street                               Sales and Marketing
Petach Tikva 49517
ISRAEL

Atzmon Lifshitz                                 Corporate Vice        Corporate Vice President, Human Resources, ECI
ECI Telecom Ltd.                                President, Human      Telecom Ltd.
30 HaSivim Street                               Resources
Petach Tikva 49517
ISRAEL

Rafi Maor                                       President and Chief   President and Chief Executive Officer, ECI
ECI Telecom Ltd.                                Executive Officer     Telecom Ltd.
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Dror Nahumi                                     Executive Vice        Executive Vice President and Chief Strategy
ECI Telecom Ltd.                                President and Chief   Officer, ECI Telecom Ltd.
30 HaSivim Street                               Strategy Officer
Petach Tikva 49517
ISRAEL

Amnon Shachar                                   Corporate Vice        Corporate Vice President, Global Resources, ECI
ECI Telecom Ltd.                                President, Global     Telecom Ltd.
30 HaSivim Street                               Resources
Petach Tikva 49517
ISRAEL

Eyal Shaked                                     Executive Vice        Executive Vice President and General Manager,
ECI Telecom Ltd.                                President and         Optical Networks Division, ECI Telecom Ltd.
30 HaSivim Street                               General Manager,
Petach Tikva 49517                              Optical Networks
ISRAEL

Anthony Scarfo                                  Executive Vice        Executive Vice President and General Manager,
ECI Telecom DND, Inc.                           President and         Data Networking Division, ECI Telecom Ltd.
Omega Corporate Center                          General Manager,
1300 Omega Drive                                Data Networking
Pittsburgh, PA 15205
U.S.A.

Schedule H

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                            (as of November 20, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

Schedule I

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of November 20, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

Schedule J

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of November 20, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Deputy of Gazit-Globe Ltd.; Chairman of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development)Ltd.
Jerusalem 94591,Israel                          Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Manager of a company involved in the real
12 Ha-rofe Street,                                                    estate business
Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

*    Dual citizen of Israel and France.

EXHIBIT 1

Clal Industries and Investments Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
TEL AVIV 67023, ISRAEL

Re: JOINT FILING AGREEMENT

Gentlemen,

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that Clal Industries and Investments Ltd. ("Clal") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or
Schedule 13D and any amendments thereto in respect of shares of UNITY WIRELESS CORPORATION purchased, owned or sold from time to time by the undersigned.

     The undersigned further acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

     Clal is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto. This letter may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement.

     Very truly yours,

     (signed)   Israel Infinity Venture Capital (Corporate General Partner) Ltd.
     (signed)   Infinity I Annex Fund (General Partner) Ltd.
     (signed)   FBR Infinity II Venture Partners Ltd.
     (signed)   Clal Venture Capital Fund Management Ltd.
     (signed)   Clal Industries and Investments Ltd.
     (signed)   Clalit Finance and Investments Ltd.
     (signed)   RDC Rafael Development Corporation Ltd.
     (signed)   Elron Electronic Industries Ltd.
     (signed)   ECI Telecom Ltd.
     (signed)   Discount Investment Corporation Ltd.
     (signed)   IDB Development Corporation Ltd.
     (signed)   IDB Holding Corporation Ltd.
     (signed)   Mr. Nochi Dankner
     (signed)   Mrs. Shelly Bergman
     (signed)   Mrs. Ruth Manor
     (signed)   Mr. Avraham Livnat

Agreed:

Clal Industries and Investments Ltd.
             (signed)
------------------------------------